MEDICURE INC.
4-1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of the shareholders of Medicure Inc. (the “Corporation”) will be held in Toronto, Ontario, at the TSX Conference Centre, 130 King Street West on Wednesday, October 15, 2003 at 11:00 a.m. (Toronto time) for the following purposes:

  to receive and consider the audited financial statements of the Corporation for the period ended May 31, 2003 together with the auditors’ report thereon.

  to elect directors for the ensuing year.

  to appoint auditors for the ensuing year.

  to authorize the directors to fix the remuneration to be paid to the auditors.

  to consider and, if thought fit, pass an ordinary resolution approving the issuance by the Corporation within the 12-month period commencing October 15, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating greater than 25% and up to 100% of the Corporation’s issued and outstanding shares (on a non-diluted basis) as of the date of the Management Proxy Circular, subject to regulatory approval.

  to consider and, if thought fit, pass an ordinary resolution authorizing and approving an amendment to the Corporation’s stock option plan which provides for an increase in the number of common shares available for issuance thereunder to 4,700,000 common shares.

  to transact such further or other business as may properly come before the meeting or any adjournment thereof.

Shareholders unable to attend the Annual General and Special Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

  Holders of common shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

  Only holders of common shares of the Corporation of record at the close of business on August 21, 2003 (the “record date”) will be entitled to vote at the meeting except to the extent that a person has transferred any of his common shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

DATED at Winnipeg, Manitoba, this 3rd day of September, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Derek G. Reimer”

Derek G. Reimer, CA, Chief Financial Officer and Secretary